1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429
TSX: POM, NYSE-A: PLM

NEWS RELEASE	2009-03

POLYMET PROJECT UPDATE

Hoyt Lakes, Minnesota, May 5, 2009 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) reported that the government agencies responsible for writing the Environmental Impact Statement (“EIS”) for PolyMet’s project have largely completed their editorial work on the draft EIS and are completing a final review of options designed to mitigate the environmental impact.

In other developments, anti-mining legislation in the State legislature has not advanced beyond introduction, and a University of Minnesota Duluth (“UMD”) study details the effect of mining on the economy of northeastern Minnesota.

Draft EIS

In completing the draft EIS, the Minnesota Department of Natural Resources (“MDNR”) and the U.S. Army Corps. of Engineers (“USACE”) (jointly the “Lead Agencies”), working with other government agencies and PolyMet, are completing a review of final options to minimize the potential environmental impacts of the proposed project. As part of this final review PolyMet will undertake some additional confirmatory analysis. This review will lead to final determinations on mitigation measures to be proposed in the draft EIS.

The Lead Agencies, supported by the independent EIS contractor hired to prepare the EIS, are working to expedite this review. Publication of the draft EIS is now expected in the third quarter of 2009.

State Mining Bill Does Not Advance

Earlier this year, legislation was introduced in the Minnesota Senate and House that, if enacted, would have had a significant impact on non-ferrous and taconite mining and, if applied to other industries, could have had a very negative effect on business activity throughout the State. Organizations across the State voiced their opposition to the legislation, sending a strong message that the legislation was not needed and would harm the economy of Minnesota. The bills did not advance beyond introduction in either chamber.

Opposition to the proposed legislation was broad-based, including the Governor of Minnesota, state legislators from the Iron Range and beyond, the Minnesota AFL-CIO, the Minnesota Chamber of Commerce, local mayors and other officials, local Chambers of Commerce, local businesses and suppliers, and local labor groups.

University Study Reveals Economic Impact of Mining in Minnesota

The UMD recently published a report on the economic importance of mining to the State of Minnesota that concluded, among other things, that in 2007 the mining industry contributed more than $3 billion to the state economy and supported more than 10,000 jobs directly and indirectly. Non-ferrous mine exploration and development directly and indirectly contributed $399 million to the state economy in 2007. The report predicted that, if all of the ferrous and non-ferrous mining projects being contemplated were to go ahead, the economic impact would increase to nearly $9 billion in five years, creating an additional 10,000 construction jobs as well as 10,000 long-term jobs. The non-ferrous contribution alone is projected to be nearly $4 billion by 2013.

Joe Scipioni, president and CEO of PolyMet, said, “We are encouraged by the extensive editing work that has been completed on the EIS. PolyMet and the Lead Agencies are committed to completing this final mitigation determination in a timely fashion, and to ensuring the information provided to the public for review is thorough, accurate and encompasses the facts needed to move forward with permitting.”

He continued, “We would like to thank all of the diverse groups that came out against the ‘anti-mining’ legislation that was introduced in the state legislature earlier this year. Minnesota already has rigorous environmental standards and clear policies for financial assurance to protect the State’s taxpayers from the cost of project closure. Support for the non-ferrous mining industry came from both sides of the political aisle, as well as from both labor unions and chambers of commerce.

“The study by the UMD sets out just how important the mining industry is and should continue to be,” Mr. Scipioni continued. “With the state and the country facing such tough economic times, projects like PolyMet that create direct and indirect long-term, well-paying jobs in a sustainable and environmentally responsible manner are keys to the economic future of northeastern Minnesota and the entire state.”

* * * * *

About PolyMet

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term leases and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately 1.5 million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, President

For further information, please contact:

Investors	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.